RYDEX ETF TRUST

Secretary’s Certificate

December 18, 2015

I, Amy J. Lee, Secretary of Rydex ETF Trust (the “Trust”), a Delaware statutory trust, hereby certify that the following resolutions: (i) were adopted by the Trust’s Board of Trustees at a meeting held on November 11, 2015; (ii) have not been further amended, modified or rescinded; and (iii) continue in full force and effect as of the date first written above.

RESOLVED, that Nick Bonos be, and he hereby is, authorized and directed to sign for Donald C. Cacciapaglia, in his name and in capacity as President, on behalf of the Trust, the Trust’s registration statement on Form N-1A filed with the Securities and Exchange Commission and any and all amendments thereto, pursuant to a power of attorney executed by Mr. Cacciapaglia for the purpose of effecting the foregoing.
IN WITNESS WHEREOF, I hereunto sign my name as of the date first written above.

/s/ Amy J. Lee
Amy J. Lee, Secretary